Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2013 Financial Results; Provides Fiscal Year 2014 Revenue and Net Income Guidance

FY13 Revenues Up 696.8% to $11.6 million from $1.5 million in the Prior Year
FY13 Gross Profit Up 527.7% to $1 million from $0.2 million loss in the Prior Year
FY13 Basic and Diluted Loss Per Share Up to $3.65 from Loss Per Share of $6.40 in the Prior Year

XI'AN, China, Jan. 17, 2014 /PRNewswire-Asia/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE - News) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2013. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

 Fiscal Year 2013 Financial Highlights

•	Revenues increased by 696.8% to approximately $11.6 million from approximately $1.5 million in the prior year period.
•	Gross profit increased by 527.7% to approximately $1 million gross profit from approximately $0.2 million loss in the prior year period.
•	Gross margin increased to 8.8% from minus 16.4% in the prior year period.
•	Net loss of approximately $5.1 million as compared to net loss of approximately $9.0 million in the prior year period.
•	Basic and diluted loss per share were $3.65 as compared to loss per share of $6.40 in the prior year period with weighted average shares outstanding of 1,405,000 in both periods.

"We are very glad to see the revenue has grown dramatically during the fiscal year 2013," said Mr. Peng Zhang, Chief Executive Officer of the Company, “Thanks for our investors being patient with our business and capital market performance and staying with the company during the difficult time when the company's business didn't do well for the past two years. In the future we will continue to take measures to improve our performance and strengthen our business model to achieve sustainable growth.”

Fiscal Year 2013 Financial Performance

Results of Operations - The year ended September 30, 2013 compared to the year ended September 30, 2012.

Revenues.

For the year ended September 30, 2013, our revenues increased by 696.8% to approximately $11.6 million in the year ended September 30, 2013 from approximately $1.5 million in the year ended September 30, 2012.

Our revenue from software solution sales increased by 5.8% to approximately $0.29 million in the year ended September 30, 2013 from approximately $0.28 million in the year ended September 30, 2012. As a percentage of total revenue, software solution sales decreased from 19.0% to 2.5%. Our revenue from wireless system solution sales increased by 858.4% to approximately $11.3 million in the year ended September 30, 2013 from approximately $1.2 million in the year ended September 30, 2012. As a percentage of total revenue, wireless system solution revenue increased from 81.0% to 97.5% of our total revenue. The significant increase in our wireless solution revenue was mainly due to that we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects, and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jingbian Industrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It has contributed RMB 63.6 million, or approximately $10.2 million revenue to the company during the fiscal year of 2013.

Cost of Sales.

Our cost of sales increased by 524.3% to approximately $10.5 million in the year ended September 30, 2013 from approximately $1.7 million in the year ended September 30, 2012. The increase in cost of sales was primarily attributable to the increase in revenue and gross margin from wireless system solutions business. As a percentage of our total revenues, our cost of sales decreased to 91.2% of revenues in the year ended September 30, 2013 from 116.4% of our total revenues in the year ended September 30, 2012.

Cost of sales for software decreased by 11.3% to approximately $0.5 million in the year ended September 30, 2013 from approximately $0.6 million in the year ended September 30, 2012, representing 5.4% and 37.9% of our total cost of sales and 2.5% and 19.0% of our software revenue in the fiscal years ended September 30, 2013 and 2012, respectively. Cost of sales for wireless system solutions increased by 851.0% to approximately $10.0 million in the year ended September 30, 2013 from approximately $1.0 million in the year ended September 30, 2012, representing 94.6% and 62.1% of total cost of sales and 97.5% and 81.0% of wireless system solution revenues in the fiscal years ended September 2013 and 2012, respectively. The increased percentage of cost of sales to wireless system solution revenues from September 30, 2012 to September 30, 2013 was due to the increase of corresponding revenue from September 30, 2012 to September 30, 2013.

Gross Profit and Gross Margin.

Total gross profit increased by 527.7% to approximately $1 million gross profit in the year ended September 30, 2013 from approximately $0.2 million loss in the year ended September 30, 2012. Our total gross margin was 8.8% and minus 16.4% in the years ended September 30, 2013 and 2012, respectively. This increase of gross profit and gross margin was primarily due to the increase of sales from wireless system solution, which resulted in the overall increase in industry profit and profit margin.

Our gross profit for software solution sales increased by 24.1% to approximately $0.3 million loss in the year ended September 30, 2013 from approximately $0.4 million loss in the year ended September 30, 2012. Our gross margin for software solutions sales increased to minus 95.2% in the year ended September 30, 2013 from minus 132.7% in the year ended September 30, 2012. Our gross profit for wireless system solution sales increased by 919.7% to approximately $1.3 million in the year ended September 30, 2013 from approximately $0.1 million in the year ended September 30, 2012. Our gross margin for wireless system solution sales increased to 11.5% in the year ended September 30,2013 from 10.8% in the year ended September 30, 2012.

Loss from Operations.

We incurred a loss of $2.6 million in the year ended September 30, 2013, a 72.4% or $6.8 million decrease in such a loss from approximately loss of $9.4 million in the year ended September 30, 2012. The decrease in loss from operations was mainly due to significantly higher revenues from wireless system solutions business compounded by decreased operating expenses.

Other Income (Expense).

Our other expense increased 2060.0% to approximately $1.2 million in fiscal year 2013 from approximately $0.06 million of other income in fiscal year 2012, and represented 10.2% and 4.1% of our revenue for the years ended September 30, 2013 and 2012, respectively. The increase in our other expense was largely due to that we confirmed the loss from loan to an unrelated third party. As a U.S. listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, Topsky Info-tech Holdings Pte Ltd, the Company’s wholly owned subsidiary in Singapore (“Topsky”) and Xi’an Kingtone Information Technology Co., Ltd., the Company’s variable interest entity in China (“Kingtone Information”) entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to have Topsky borrow US$3 million to cover oversea expenses and take RMB27.9 million, or US$4.2 million from Kingtone Information as a guarantee. The offset amount US$1.2 million was presented as long-term other receivables in the anticipation that the agreement would be settled in two years. The loan matured on July 21, 2013 and the long-term receivable was non-collectable.  As a result, we had written off the balance of the long-term receivable and charged to other expense for the year ended September 30, 2013.

Net Loss.

We incurred a net loss of $5.1 million in the year ended September 30, 2013 as compared to net loss of approximately $9.0 million in the year ended September 30, 2012, representing a decrease of 42.9%. Basic and diluted loss per share was $3.65 in the year ended September 30, 2013, compared to loss per share $6.40 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2013 and 2012, respectively.

Liquidity and Capital Resources.

Cash and Cash Equivalents.

As of September 30, 2013, the Company had cash and cash equivalents of $6.1 million, compared to $6.4 million in the prior year period.

Net cash provided by operating activities was approximately minus $0.4 million for the year ended September 30, 2013 as compared to $2.4 million net cash used in operating activities for the year ended September 30, 2012. During the fiscal year 2013, the Company had a net loss of $5.1 million, out of which $0.6 million was depreciation and amortization and $0.5 million was bad debt expense. In addition, the Company had net investment in sales-type leases of $1.4 million, increased accounts and notes receivable by $1.7 million and increased unbilled revenue by $5.4 million.

Net cash provided by investing activities for the year ended September 30, 2013 was approximately $7 thousand as compared to net cash used in investing activities of approximately $0.1 million for the year ended September 30, 2012. The cash provided by investing activities in 2013 was mainly due to disposal of property and equipment and the cash used in investing activities in fiscal year 2013 and 2012 were mainly attributable to purchasing property and equipment.

Net cash used in financing activities for the year ended September 30, 2013 was approximately $1 thousand as compared to net cash provided by financing activities of approximately $9 thousand for the year ended September 30, 2012.

Financial Outlook.

For the fiscal year ending September 30, 2014, management expects revenues of $12.0 million to $15.0 million and net income of $0.5 million to $1 million.

Conference Call

The Company will host a conference call to discuss its fiscal year 2013 financial results at 8:00 a.m. ET on Friday, January 17, 2014. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Ms. Yao Ti, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054
Conference	ID #: 13574620

A replay of the call will be available until 11:59 PM ET on Jan. 19, 2014.

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-660-6853
International:	201-612-7415

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=172130

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM:KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2013 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Chief Financial Officer Assistant
Yao Ti
Tel: +86-29-8826-6500
Email: tiyao@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

		As of September 30,
		2013	2012
ASSETS

Current assets
*	Cash and cash equivalents	$6,132	$6,439
*	Accounts and Notes Receivable, net of allowance	4,496	3,240
*	Unbilled revenue	6,029	580
*	Due from related companies	141	123
*	Inventories, net	688	628
*	Other receivables and prepayments	2,105	1,772
*	Current portion of long-term receivables	-	1,393
*	Current portion of net investment in sales-type leases	-	1,210
	Total Current Assets	19,591	15,385

Non-current assets
*	Property and Equipment, net	13,358	13,541
*	Intangible assets	632	633
*	Net investment in sales-type leases, less current portion	-	333
	Total Assets	$33,581	$29,892

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
*	Accounts payable	$1,606	$775
*	Advances from customers	9,062	1,528
*	Other payables and accruals	111	167
*	Taxes payable	1,545	1,673
*	Amounts due to related parties	2	2
*	Dividend payable	842	817
	Total Current Liabilities	13,168	4,962

Stockholders' equity
	Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2013 and 2012, respectively)	14	14
*	Additional paid in capital	22,233	22,233
*	Appropriated retained earnings	1,615	1,615
*	Unappropriated retained earnings	(7,648)	(2,515)
*	Accumulated other comprehensive income	4,199	3,583
	Total Shareholders' Equity	20,413	24,930
	Total Liabilities and Shareholders' Equity	$33,581	$29,892

*All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2013	2012	2011

Revenues
Software	$291	$275	$2,409
Wireless system solution	11,271	1,176	3,928
- Related party	192	-	131
-Third Party	11,079	1,176	3,797
Total revenues	11,562	1,451	6,337

Cost of sales
Software	568	640	1,205
Wireless system solution	9,976	1,049	2,203
- Related party	127	-	-
-Third Party	9,849	1,049	2,203
Total cost of sales	10,544	1,689	3,408

Gross (loss) profit	1,018	(238)	2,929

Operating expenses
Selling and marketing expenses	557	685	629
General and administrative expenses	2,805	8,278	3,276
Research and development expenses	249	201	311
Total Operating expenses	3,611	9,164	4,216
Loss from operations	(2,593)	(9,402)	(1,287)

Other income(expense)
Subsidy income	-	237	-
Interest income	79	117	162
Loss of net investment in sales-type leases	(1,443)	-	-
Other income (expense), net	(1,176)	60	120
- Related party	44	-	-
-Third Party	(1,220)	60	120
Total other income (expense), net	(2,540)	414	282
Loss before income tax expenses	(5,133)	(8,988)	(1,005)
Income tax expenses	-	-	32
Net loss	$(5,133)	$(8,988)	$(1,037)
Other comprehensive income
Foreign currency translation gain	616	1,194	676
Comprehensive loss	$(4,517)	$(7,794)	$(361)

Loss per ordinary share:
Basic and Diluted	$(3.65)	$(6.40)	$(0.74)

Weighted average number of ordinary shares outstanding Basic and Diluted
	1,405,000	1,405,000	1,405,000

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2013	2012	2011

Cash flows from operating activities
Net loss	$(5,133)	$(8,988)	$(1,037)
Depreciation and amortization	592	548	530
Investment loss	1,443	-	-
Bad debt expense	519	4,942	402
Employee compensation	-	873	-
Share-based compensation expense	-	2	316
Changes in operating assets and liabilities
Accounts and notes receivable	(1,662)	1,576	(3,004)
Unbilled revenue	(5,351)	(405)	818
Other receivables and prepayments	1,180	(1,549)	(278)
Inventories	(41)	(390)	161
Tax payable	(176)	76	(1,934)
Accounts payable	796	(201)	351
Advance from customers	7,378	1,146	(12)
Other payables and accruals	(58)	9	(13)
Net investment in sales-type leases	122	(71)	(1,407)
Due from related party	(15)	-	-
Net cash (used in) provided by operating activities	(406)	(2,432)	(5,107)

Cash flows from investing activities
Payment to purchase property and equipments	(22)	(97)	(75)
Disposal of property and equipments	29	-	-
Net cash (used in) provided by investing activities	7	(97)	(75)

Cash flows from financing activities
Collection/(Payment) in amounts due from related-party companies	1	-	5
Proceeds in amounts due to related-party companies	-	-	2
Receipt in loan from non-related companies	-	9	3,000
Payment in loan to non-related companies	-	-	(4,208)
Collection in amounts due from shareholders	-	-	11
Net cash (used in) provided by financing activities	1	9	(1,190)

Effect of exchange rate changes on cash and cash equivalents	91	211	209

Net decrease in cash and cash equivalents	(307)	(2,310)	(6,160)
Cash and cash equivalents at beginning of year	6,439	8,749	14,909
Cash and cash equivalents at end of year	$6,132	$6,439	$8,749

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$1,608.00

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional paid-in	Appropriated retained	Unappropriated retained	Accumulated other comprehensive	Total Stockholders'
	Ordinary shares	Amount	capital	Capital	earnings	earnings	income	Equity
Balance as of September 30, 2010	1,400,000	14	-	21,915	844	8,281	1,713	32,767
Issuance of ordinary shares in form of American Depositary Shares	5,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676
								-
Balance as of September 30, 2011	1,405,000	14	-	22,231	1,615	6,473	2,389	32,722
Share-based compensation	-	-	-	2	-	-	-	2
Net loss for the year	-	-	-	-	-	(8,988)	-	(8,988)
Foreign currency translation gain	-	-	-	-	-	-	1,194	1,194
								-
Balance as of September 30, 2012	1,405,000	14	-	22,233	1,615	(2,515)	3,583	24,930
Net loss for the year	-	-	-	-	-	(5,133)	-	(5,133)
Foreign currency translation gain	-	-	-	-	-	-	616	616
								-
Balance as of September 30, 2013	1,405,000	14	-	22,233	1,615	(7,648)	4,199	20,413